RESVERLOGIX

www.resverlogix.com

06017902

SEC MAIL PROCESSING
RECEIVED
OCT 18 2006
WASH. D.C. 213
SECTION

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

October 17, 2006

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

**RE: RESVERLOGIX CORP. FILE #35003**

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between October 3, 2006 through October 16, 2006.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

**RESVERLOGIX CORP.**

for:
Kelly McNeill
Chief Financial Officer

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

Enclosures

10/31

## Form 51-102F3
## Material Change Report

**1. Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

**2. Date of Material Change**

September 28, 2006

**3. News Release**

September 28, 2006 via CCN Matthews.

**4. Summary of Material Change**

Resverlogix Corp. ("Resverlogix") announced that its first lead candidate RVX-208 has illustrated the ability to raise ApoA-I levels in animals up to 180% over controls. It is estimated that a larger than 8% permanent ApoA-I increase in humans would have a significant impact on atherosclerosis and cardiovascular disease.

**5. Full Description of Material Change**

Resverlogix Corp. ("Resverlogix") announced that its first lead candidate RVX-208 has illustrated the ability to raise ApoA-I levels in animals up to 180% over controls. It is estimated that a larger than 8% permanent ApoA-I increase in humans would have a significant impact on atherosclerosis and cardiovascular disease. The Company has previously announced that it will commence first administration in microdosing human trials, early in 2007.

"RVX-208 possesses significant higher potency relative to earlier compounds from our drug discovery program. This is a further demonstration of the exciting progress in our NexVasTM PR program," stated Don McCaffrey President and CEO of Resverlogix. "We have witnessed some major breakthroughs over the past year towards more potent and efficacious compounds. Dr. Gregory Wagner, Senior Vice President Preclinical Development, and our entire R&D team has diligently and successfully identified an optimized lead compound," McCaffrey added.

In 2003, Esperion Therapeutics shook the medical world with its novel Recombinant ApoA-I Milano protein technology. Their clinical trial that involved 47 patients clearly illustrated that coronary atherosclerotic plaque could be reversed over five weeks by enhancing ApoA-I levels by about10%.

"The potency of RVX-208 in animals is very encouraging and the planned first administration in man trial should position us well for rapid development of NexVas PR technology . The increase of ApoA-I by RVX-208 seen in animals should translate to humans, having the potential to radically treat human atherosclerosis disease," stated Dr. Jan Johansson Senior Vice President Clinical Affairs. "During my 25 years in this medical area I have never been more excited. Esperion results represented an important milestone for ApoA-I technology by using intravenous infusions in the acute treatment setting. With RVX-208 being a small molecule drug for chronic treatment we anticipate ApoA-I levels to permanently increased thereby possibly radically treating atherosclerosis disease as myocardial infarcts, angina pectoris and stroke" Dr. Johansson added further.

35003

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

October 3, 2006

35003

# VALIANT TRUST COMPANY

Subsidiary of Canadian Western Bank

October 10, 2006



Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*

Dear Sirs:

**Re: Resverlogix Corp.
Annual & Special Meeting of Shareholders
To be Held on October 27, 2006**

In our capacity as the Agent for Resverlogix Corp., we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual & Special Meeting Materials, which were mailed to the shareholders of Resverlogix Corp. on October 2, 2006.

We trust this is satisfactory.

Yours truly,

"Signed"

Bonnie Steedman
Account Manager

cc: Resverlogix Corp.
Attn: Kelly McNeill

CAS Corporate Governance Services Inc.
Attn: Micheline Cloutier

Encl.

35003

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF **RESVERLOGIX CORP.** |
| OF | ) | THE ("CORPORATION") THE ANNUAL & SPECIAL MEETING |
| ALBERTA | ) | OF SHAREHOLDERS TO BE HELD OCTOBER 27, 2006. |

I, HEATHER FOIDART, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON OCTOBER 2, 2006, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON SEPTEMBER 22, 2006, WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "D" AND "F";

   **a) a copy of the NOTICE OF MEETING marked EXHIBIT "A" and identified by me;**

   **b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;**

   **c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;**

   **d) a MAIL LIST REQUEST FORM TO THE REGISTERED SHAREHOLDERS marked EXHIBIT "D" and identified by me.**

   **e) a MAIL LIST REQUEST FORM TO THE BENEFICIAL SHAREHOLDERS marked EXHIBIT "E" and identified by me.**

   **f) a PROXY RETURN ENVELOPE marked EXHIBIT "F" and identified by me.**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "C" AND "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON OCTOBER 2, 2006 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVICE OF ALBERTA
THIS 10TH DAY OF OCTOBER 2006.

"Signed" "Signed"

COMMISIONER OF OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on December 24, 2007

HEATHER FOIDART